Mail Stop 4561

May 15, 2007

Robert Steen
Assistant Vice President, Assistant Treasurer,
Principal Financial Officer and Principal Accounting Officer
United Security Bancshares, Inc.
131 West Front Street, Post Office Box 249
Thomasville, Alabama  36784

      **Re:**    **United Security Bancshares, Inc.**
                **Form 10-K for the Fiscal Year Ended December 31, 2006**
                **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
                **File No.  0-14549**

Dear Mr. Steen:

      We have reviewed the above referenced filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

                 *     *     *     *

10-K for the Fiscal Year Ended December 31, 2006

Item 8.  Financial Statements and Supplementary Data

General

1.      We note from your disclosure on page 49 that you present 'minority interest' as
        an adjustment to retained earnings.  Please note, minority interests should be
        reflected below current liabilities in your balance sheet, unless they are expected
        to be redeemed within one year (see Rule 9-03 of Regulation S-X).  Further,
        minority interests in the net income of a subsidiary should be reflected as a
        deduction from consolidated net income and separately disclosed, if material (see
        Rule 9-04 of Regulation S-X), rather than as an allocation of earnings to outside
        shareholders.  Please revise or tell us how your accounting treatment is
        appropriate and cite the literature you used to support your conclusion.

                                *       *       *       *

        Please send us your response to this comment within 10 business days or tell us
when you will provide us with a response.  Please furnish a cover letter keying your
responses to our comment and provide any requested supplemental information.  Please
file your response letter on EDGAR.  Please understand that we may have additional
comments after reviewing your responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;
   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and
   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3872 if you any questions.

Sincerely,

Hugh West
Accounting Branch Chief